Exhibit 24(b)(8.10) FIRST AMENDMENT TO PARTICIPATION AGREEMENT

This First Amendment to the Fund Participation Agreement (the “First
Amendment”) is made and entered into as of the 1st day of July, 2001 by and between
Aetna Life Insurance and Annuity Company (“Company”) and Alliance Fund Distributors,
Inc. (“Distributor”).

WHEREAS, the Company and the Distributor are parties to a Fund Participation
Agreement dated as of October 26, 2000 (the “Agreement”); and

WHEREAS, the parties now desire to modify the Agreement to increase the
Servicing Fee payable to the Company.

NOW, THEREFORE, in consideration of the premises and mutual covenants and promises expressed herein, the parties agree as follows:

Paragraph 1 of Schedule B of the Agreement is hereby deleted and replaced with the following:

1.	Servicing Fees.

Administrative services to Contract owners and participants shall be the responsibility of the Company and shall not be the responsibility of the Fund or the
Distributor. The Distributor recognizes the Company as the sole shareholder of Fund shares issued under the Fund Participation Agreement, and that substantial savings will be derived in administrative expenses, such as significant reductions in postage expense and shareholder communications, by virtue of having a sole shareholder for each of the
Accounts rather than multiple shareholders. In consideration of the administrative savings resulting from such arrangement, Distributor agrees to pay, or arrange for the payment of, to the Company a servicing fee equal to an amount based on the annual rate of .__%
(._____% quarterly) of the average net assets invested in the Funds through the Contracts in each calendar quarter. Distributor will make such payments to the Company within thirty (30) days after the end of each calendar quarter. Each payment will be accompanied by a statement showing the calculation of the fee payable to the Company for the quarter and such other supporting data as may be reasonably requested by the Company. Within forty-five (45) days after the end of the quarter, the Company will send a report to
Distributor indicating the aggregate number of participants in the plans during the quarter.

IN WITNESS WHEREOF, the parties have executed this First Amendment as of the date first written.

AETNA LIFE INSURANCE AND ANNUITY COMPANY

By: /s/ Laurie M. Tillinghast
Name	Laurie M. Tillinghast
Title	Vice President

ALLIANCE FUND DISTRIBUTORS, INC.

By: /s/ Edmund P. Bergan, Jr.
Name	Edmund P. Bergan, Jr.
Title	Senior Vice President
and General Counsel